FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of April, 2006


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: April 28, 2006

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            28 April 2006, Annual Information Update

Exhibit 99


Annual Information Update


A company whose shares are listed on the London Stock Exchange must at least annually prepare an annual information update that refers to or contains all information that has been published or made available to the public over the previous 12 months in one or more EEA States and in third countries in compliance with its obligations under Community and national laws and rules dealing with the regulation of securities, issuers of securities and securities markets.


LONDON STOCK EXCHANGE
Date of Filing         Place of        Description of the              Where information      Date of
                       Filing          nature of the information       can be obtained        Publication

21 March 2005          London          Director Shareholding           RNS                    21 March 2005
24 March 2005          London          Director Shareholding           RNS                    24 March 2005
24 March 2005          London          Director Shareholding           RNS                    24 March 2005
24 March 2005          London          Director Shareholding           RNS                    24 March 2005
24 March 2005          London          Annual Report & Accounts        RNS                    24 March 2005
30 March 2005          London          IFRS Reporting Changes          RNS                    30 March 2005
1 April 2005           London          Director Shareholding           RNS                    1 April 2005
4 April 2005           London          Director Shareholding           RNS                    4 April 2005
11 April 2005          London          Director Shareholding           RNS                    11 April 2005
14 April 2005          London          Director Shareholding           RNS                    14 April 2005
18 April 2005          London          Director Shareholding           RNS                    18 April 2005
22 April 2005          London          Notice of Results               RNS                    22 April 2005
25 April 2005          London          Director Shareholding           RNS                    25 April 2005
26 April 2005          London          Holding(s) in Company           RNS                    26 April 2005
3 May 2005             London          Director Shareholding           RNS                    3 May 2005
4 May 2005             London          Q1 Dial-in Instructions         RNS                    4 May 2005
6 May 2005             London          1st Quarter Results             RNS                    6 May 2005
9 May 2005             London          Director Shareholding           RNS                    9 May 2005
11 May 2005            London          Result of AGM                   RNS                    11 May 2005
12 May 2005            London          Director Shareholding           RNS                    12 May 2005
13 May 2005            London          Director Shareholding           RNS                    13 May 2005
19 May 2005            London          Director Shareholding           RNS                    19 May 2005
20 May 2005            London          Disposal                        RNS                    20 May 2005
23 May 2005            London          Directorate Change              RNS                    23 May 2005
23 May 2005            London          Director Shareholding           RNS                    23 May 2005
31 May 2005            London          Director Shareholding           RNS                    31 May 2005
6 June 2005            London          Director Shareholding           RNS                    6 June 2005
8 June 2005            London          Director Shareholding           RNS                    8 June 2005
10 June 2005           London          Director Shareholding           RNS                    10 June 2005
10 June 2005           London          Director Shareholding           RNS                    10 June 2005
14 June 2005           London          Holding(s) in Company           RNS                    14 June 2005
15 June 2005           London          Director Shareholding           RNS                    15 June 2005
17 June 2005           London          Director Shareholding           RNS                    17 June 2005
27 June 2005           London          Director Shareholding           RNS                    27 June 2005
4 July 2005            London          Holding(s) in Company           RNS                    4 July 2005
4 July 2005            London          Director/PDMR Shareholding      RNS                    4 July 2005
6 July 2005            Netherlands     Cancellation and delisting      RNS                    6 July 2005
6 July 2005            London          Holding(s) in Company           RNS                    6 July 2005
11 July 2005           London          Disposal                        RNS                    11 July 2005
11 July 2005           London          Director/PDMR Shareholding      RNS                    11 July 2005
12 July 2005           London          Director/PDMR Shareholding      RNS                    12 July 2005
15 July 2005           London          Director/PDMR Shareholding      RNS                    15 July 2005
20 July 2005           London          Director/PDMR Shareholding      RNS                    20 July 2005
21 July 2005           London          Notice of Results               RNS                    21July 2005
22 July 2005           London          Director/PDMR Shareholding      RNS                    22 July 2005
1 August 2005          London          Director/PDMR Shareholding      RNS                    1 August 2005
2 August 2005          London          Q2 Dial-in instructions         RNS                    2 August 2005
4 August 2005          London          Interim Results                 RNS                    4 August 2005
5 August 2005          London          Director/PDMR Shareholding      RNS                    5 August 2005
10 August 2005         London          Director/PDMR Shareholding      RNS                    10 August 2005
11 August 2005         London          Publication of Prospectus       RNS                    11 August 2005
11 August 2005         London          Listing Particulars             RNS                    11 August 2005
15 August 2005         London          Director/PDMR Shareholding      RNS                    15 August 2005
22 August 2005         London          Director/PDMR Shareholding      RNS                    22 August 2005
26 August 2005         London          Director/PDMR Shareholding      RNS                    26 August 2005
5 Sep 2005             London          Director/PDMR Shareholding      RNS                    5 Sep 2005
12 Sep 2005            London          Director/PDMR Shareholding      RNS                    12 Sep 2005
16 Sep 2005            London          Study - European Frozen Foods   RNS                    16 Sep 2005
19 Sep 2005            London          Director/PDMR Shareholding      RNS                    19 Sep 2005
23 Sep 2005            London          Director/PDMR Shareholding      RNS                    23 Sep 2005
23 Sep 2005            London          Publication of Prospectus       RNS                    23 Sep 2005
26 Sep 2005            London          Director/PDMR Shareholding      RNS                    26 Sep 2005
3 October 2005         London          Transaction in Own Shares       RNS                    3 October 2005
3 October 2005         London          Director/PDMR Shareholding      RNS                    3 October 2005
4 October 2005         London          Transaction in Own Shares       RNS                    4 October 2005
5 October 2005         London          Transaction in Own Shares       RNS                    5 October 2005
6 October 2005         London          Transaction in Own Shares       RNS                    6 October 2005
6 October 2005         London          Bond Issue                      RNS                    6 October 2005
7 October 2005         London          Transaction in Own Shares       RNS                    7 October 2005
10 October 2005        London          Transaction in Own Shares       RNS                    10 October 2005
10 October 2005        London          Director/PDMR Shareholding      RNS                    10 October 2005
11 October 2005        London          Transaction in Own Shares       RNS                    11 October 2005
12 October 2005        London          Transaction in Own Shares       RNS                    12 October 2005
12 October 2005        London          Director/PDMR Shareholding      RNS                    12 October 2005
13 October 2005        London          Transaction in Own Shares       RNS                    13 October 2005
14 October 2005        London          Transaction in Own Shares       RNS                    14 October 2005
14 October 2005        London          Director/PDMR Shareholding      RNS                    14 October 2005
17 October 2005        London          Transaction in Own Shares       RNS                    17 October 2005
18 October 2005        London          Transaction in Own Shares       RNS                    18 October 2005
19 October 2005        London          Transaction in Own Shares       RNS                    19 October 2005
20 October 2005        London          Notice of Results               RNS                    20 October 2005
21 October 2005        London          Transaction in Own Shares       RNS                    21 October 2005
24 October 2005        London          Transaction in Own Shares       RNS                    24 October 2005
24 October 2005        London          Director/PDMR Shareholding      RNS                    24 October 2005
26 October 2005        London          Transaction in Own Shares       RNS                    26 October 2005
27 October 2005        London          Transaction in Own Shares       RNS                    27 October 2005
28 October 2005        London          Transaction in Own Shares       RNS                    28 October 2005
31 October 2005        London          Transaction in Own Shares       RNS                    31 October 2005
31 October 2005        London          Director/PDMR Shareholding      RNS                    31 October 2005
1 November 2005        London          Transaction in Own Shares       RNS                    1 November 2005
2 November 2005        London          Transaction in Own Shares       RNS                    2 November 2005
3 November 2005        London          3rd Quarter Results             RNS                    3 November 2005
4 November 2005        London          Transaction in Own Shares       RNS                    4 November 2005
7 November 2005        London          Director/PDMR Shareholding      RNS                    7 November 2005
7 November 2005        London          Transaction in Own Shares       RNS                    7 November 2005
8 November 2005        London          Transaction in Own Shares       RNS                    8 November 2005
9 November 2005        London          Director/PDMR Shareholding      RNS                    9 November 2005
9 November 2005        London          Transaction in Own Shares       RNS                    9 November 2005
10 November 2005       London          Director/PDMR Shareholding      RNS                    10 November 2005
10 November 2005       London          Transaction in Own Shares       RNS                    10 November 2005
11 November 2005       London          Transaction in Own Shares       RNS                    11 November 2005
14 November 2005       London          Director/PDMR Shareholding      RNS                    14 November 2005
14 November 2005       London          Transaction in Own Shares       RNS                    14 November 2005
15 November 2005       London          Transaction in Own Shares       RNS                    15 November 2005
16 November 2005       London          Transaction in Own Shares -     RNS                    16 November 2005
                                       Replacement
16 November 2005       London          Transaction in Own Shares       RNS                    16 November 2005
17 November 2005       London          Transaction in Own Shares       RNS                    17 November 2005
18 November 2005       London          Director/PDMR Shareholding      RNS                    18 November 2005
18 November 2005       London          Transaction in Own Shares       RNS                    18 November 2005
21 November 2005       London          Director/PDMR Shareholding      RNS                    21 November 2005
21 November 2005       London          Transaction in Own Shares       RNS                    21 November 2005
22 November 2005       London          Transaction in Own Shares       RNS                    22 November 2005
23 November 2005       London          Director/PDMR Shareholding      RNS                    23 November 2005
23 November 2005       London          Transaction in Own Shares       RNS                    23 November 2005
24 November 2005       London          Transaction in Own Shares       RNS                    24 November 2005
25 November 2005       London          Transaction in Own Shares       RNS                    25 November 2005
28 November 2005       London          Director/PDMR Shareholding      RNS                    28 November 2005
28 November 2005       London          Transaction in Own Shares       RNS                    28 November 2005
29 November 2005       London          Transaction in Own Shares       RNS                    29 November 2005
30 November 2005       London          Transaction in Own Shares       RNS                    30 November 2005
01 December 2005       London          Transaction in Own Shares       RNS                    01 December 2005
02 December 2005       London          Transaction in Own Shares       RNS                    02 December 2005
5 December 2005        London          Transaction in Own Shares       RNS                    5 December 2005
5 December 2005                        Director/PDMR Shareholding                             5 December 2005
06 December 2005       London          Transaction in Own Shares       RNS                    06 December 2005
07 December 2005       London          Transaction in Own Shares       RNS                    07 December 2005
07 December 2005       London          Director/PDMR Shareholding      RNS                    07 December 2005
08 December 2005       London          Transaction in Own Shares       RNS                    08 December 2005
09 December 2005       London          Transaction in Own Shares       RNS                    09 December 2005
12 December 2005       London          Director/PDMR Shareholding      RNS                    12 December 2005
12 December 2005       London          Director/PDMR Shareholding      RNS                    12 December 2005
14 December 2005       London          Director/PDMR Shareholding      RNS                    14 December 2005
15 December 2005       London          Financial Calendar 2006         RNS                    15 December 2005
16 December 2005       London          Holding(s) in Company           RNS                    16 December 2005
19 December 2005       London          Director/PDMR Shareholding      RNS                    19 December 2005
19 December 2005       London          Director/PDMR Shareholding      RNS                    19 December 2005
19 December 2005       London          Unilever Structural Review      RNS                    19 December 2005
20 December 2005       London          Mora Sale Update                RNS                    20 December 2005
23 December 2005       London          Director/PDMR Shareholding      RNS                    23 December 2005
                       London          Unilever contract with IBM      RNS
03 January 2006        London          Director/PDMR Shareholding      RNS                    03 January 2006
10 January 2006        London          Director/PDMR Shareholding      RNS                    10 January 2006
12 January 2006        London          Director/PDMR Shareholding      RNS                    12 January 2006
13 January 2006        London          Director/PDMR Shareholding      RNS                    13 January 2006
23 January 2006        London          Director/PDMR Shareholding      RNS                    23 January 2006
26 January 2006        London          Notice of Results               RNS                    26 January 2006
30 January 2006        London          Director/PDMR Shareholding      RNS                    30 January 2006
06 February 2006       London          Director/PDMR Shareholding      RNS                    06 February 2006
08 February 2006       London          Q4 Dial-in instructions         RNS                    08 February 2006
09 February 2006       London          Unilever Frozen Foods           RNS                    09 February 2006
09 February 2006       London          Final Results                   RNS                    09 February 2006
13 February 2006       London          Director/PDMR Shareholding      RNS                    13 February 2006
16 February 2006       London          Director/PDMR Shareholding      RNS                    16 February 2006
20 February 2006       London          Director/PDMR Shareholding      RNS                    20 February 2006
27 February 2006       London          Director/PDMR Shareholding      RNS                    27 February 2006
06 March 2006          London          Director/PDMR Shareholding      RNS                    06 March 2006
07 March 2006          London          AGM Resolutions & Listings      RNS                    07 March 2006
09 March 2006          London          Director/PDMR Shareholding      RNS                    09 March 2006
10 March 2006          London          Director/PDMR Shareholding      RNS                    10 March 2006
13 March 2006          London          Director/PDMR Shareholding      RNS                    13 March 2006
14 March 2006          London          Director/PDMR Shareholding      RNS                    14 March 2006
17 March 2006          London          Director/PDMR Shareholding      RNS                    17 March 2006
20 March 2006          London          Unilever sells Mora             RNS                    20 March 2006
22 March 2006          London          Director/PDMR Shareholding      RNS                    22 March 2006
23 March 2006          London          Director/PDMR Shareholding      RNS                    23 March 2006
23 March 2006          London          Director/PDMR Shareholding      RNS                    23 March 2006
23 March 2006          London          Director/PDMR Shareholding      RNS                    23 March 2006
23 March 2006          London          Director/PDMR Shareholding      RNS                    23 March 2006
24 March 2006          London          Director/PDMR Shareholding      RNS                    24 March 2006
27 March 2006          London          Director/PDMR Shareholding      RNS                    27 March 2006
27 March 2006          London          Director/PDMR Shareholding      RNS                    27 March 2006
27 March 2006          London          Director/PDMR Shareholding      RNS                    27 March 2006
29 March 2006          London          Annual Report & Accounts        RNS                    29 March 2006
31 March 2006          London          Director/PDMR Shareholding      RNS                    31 March 2006
10 April 2006          London          Contract with Accenture         RNS                    10 April 2006
11 April 2006          London          Director/PDMR Shareholding      RNS                    11 April 2006
12 April 2006          London          Director/PDMR Shareholding      RNS                    12 April 2006
19 April 2006          London          Director/PDMR Shareholding      RNS                    19 April 2006
20 April 2006          London          Notice of Results               RNS                    20 April 2006
24 April 2006          London          Director/PDMR Shareholding      RNS                    24 April 2006





COMPANIES HOUSE
Date of Filing         Place of Filing Description of the              Where information can  Date of Publication
                                                                       be obtained
                                       Nature of the Information
23 May 2005            London          Director's Resignation          Companies House        31 May 2005
23 May 2005            London          Director's Resignation          Companies House        31 May 2005
23 May 2005            London          Director's Resignation          Companies House        31 May2005
23 May 2005            London          Director's Resignation          Companies House        31 May 2005
26 May 2005            London          Director's Appointment          Companies House        31 May 2005
26 May 2005            London          Disap Pre-Emption Rights        Companies House        1 June 2005
3 June 2005            London          Company Accounts                Companies House        9 June 2005
2 June 2005            London          Annual Return                   Companies House        15 June 2005
6 December 2005        London          Purchase of Own Shares          Companies House        13 December 2005
22 December 2005       London          Purchase of Own Shares          Companies House        6 January 2006
22 December 2005       London          Purchase of Own Shares          Companies House        6 January 2006
23 January 2006        London          Location of Register of Members Companies House        9 February 2006

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Please note that this document may contain information that may be out of date.